

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 7, 2011

Mr. Richard F. Miles
President and Chief Executive Officer
Geokinetics Inc.
1500 CityWest Blvd., Suite 800
Houston, Texas 77042

      Re: Geokinetics Inc.
            Form 10-K/A for the Fiscal Year Ended December 31, 2009
            Filed August 9, 2010
            File No. 001-33460

Dear Mr. Miles:

      We have completed our review of your filing and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director

cc: Via Facsimile
       William B. Nelson, Esq.
       Haynes and Boone, LLP
       (713) 236-5557